Brad Pederson

Direct Dial: (612) 672-8341

brad.pederson@maslon.com

January 23, 2017

Ms. Jessica Livingston

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	AWA Group LP (the “Partnership”) Post-Qualification Amendment to Form 1-A (File No. 024-10460)

Dear Ms. Livingston:

Today the Partnership filed the above-referenced document (the “Post-Qualification Amendment”) with the Securities and Exchange Commission (the “Commission”). Pursuant to the oral comments you provided to us, the Post-Qualification Amendment includes updated audited financials for the year ended June 30, 2016 as well as unaudited financial statements for the six months ended December 31, 2016. In addition, the Post-Qualification Amendment includes a few updates to the offering terms. For example, the minimum offering amount has been lowered from $20 million to $10 million. To facilitate your review, enclosed you will find four copies of the Post-Qualification Amendment, marked to indicate changes from the prior amendment to the Form 1-A filed with the Commission on July 27, 2016.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672-8341, or by email at Brad.Pederson@maslon.com.

Sincerely,

Brad Pederson

BP/kr

Enclosure

cc:	Edward Baker Bill Mower